SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 17 )*

Gorman Rupp Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

383082104
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

✓Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amundi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,404,971

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,404,971

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,404,971

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amundi Asset Management

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,404,971

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,404,971

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,404,971

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amundi Pioneer Asset Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,404,971

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,404,971

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,404,971

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

Item 1(a).	Name of Issuer:

Gorman Rupp Company

Item 1(b).	Address of Issuer's Principal Executive Offices:

      600 South Airport Road
                        P.O. Box 1217
      Mansfield, OH 44901

Item 2(a).	Name of Person(s) Filing:

      Amundi
                        Amundi Asset Management
      Amundi Pioneer Asset Management, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

                        Amundi
                        91-93 boulevard Pasteur
                        75015 Paris, France

                        Amundi Asset Management
                        90 boulevard Pasteur
                        75015 Paris, France

      Amundi Pioneer Asset Management, Inc.
      60 State Street
      Boston, MA 02109

Item 2(c).	Citizenship:

Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

Amundi Pioneer Asset Management, Inc. is organized under the laws of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

383082104

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☑ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Amundi is a holding company organized under the laws of France as a société anonyme.
Amundi Asset Management is an investment company organized under the laws of Frances as a société anonyme.

Item 4.	Ownership.

Amundi is a majority-owned affiliate of Credit Agricole S.A., a French bank.  Amundi Asset Management is a wholly-owned subsidiary of Amundi.
Amundi Pioneer Asset Management, Inc. is a wholly-owned subsidiary of Amundi Pioneer Asset Management USA.  Amundi Pioneer Asset Management USA is wholly-owned by Amundi USA, Inc.  Amundi USA, Inc. is wholly-owned by Amundi Asset Management.
(a)	Amount beneficially owned:

See Item 9 of the cover page.

(b)	Percent of class:

See Item 11 of the cover page.
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page.
(ii)	Shared power to vote or to direct the vote:

See Item 6 of the cover page.
(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.
(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Executed as a sealed instrument this 14th day of February, 2020

Company Name:
Amundi
By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Amundi Pioneer Asset Management USA
By Power of Attorney

Company Name: Amundi Asset Management

By:	/s/Lisa M. Jones
Name Lisa M. Jones
Title: President and Chief Executive Officer
Amundi Pioneer Asset Management USA
By Power of Attorney

Company Name:
Amundi Pioneer Asset Management, Inc.
By:	/s/Lisa M. Jones
Name: Lisa M. Jones
Title: Head of the Americas, President & CEO of US

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of ordinary shares of Gorman Rupp Company that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 14th day of February, 2020.

Company Name:
Amundi
By:	/s/Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Amundi Pioneer Asset Management USA
By Power of Attorney

Company Name: Amundi Asset Management

By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Amundi Pioneer Asset Management USA
By Power of Attorney

Company Name:
Amundi Pioneer Asset Management, Inc.
By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: Head of the Americas, President & CEO of US